UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                -----------------

                                  SCHEDULE 13D

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                               (Amendment No. 1)*

                          Pro Tech Communications, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    742944101
                                 (CUSIP Number)

                                 Carole Salkind
               c/o Sills, Cummis, Radin, Tischman, Epstein & Gross
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (201) 643-7000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 27, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rules 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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



                                  SCHEDULE 13D

CUSIP No.  742944101

1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Carole Salkind
-----------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  /  /
                                                              (b)  /  /
------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------
4.     SOURCE OF FUNDS*
       PF
------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                        /  /
------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
------------------------------------------------------------------------
NUMBER OF           7.     SOLE VOTING POWER
SHARES                          123,323,354 (a) (b) (c) (d) (e) (f) (g)
BENEFICIALLY        8.     SHARED VOTING POWER
OWNED BY                        -0-
EACH                9.     SOLE DISPOSITIVE POWER
REPORTING                       123,323,354 (a) (b) (c) (d) (e) (f) (g)
PERSON WITH         10.      SHARED DISPOSITIVE POWER
                                -0-
------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,323,354 (a) (b) (c) (d) (e) (f) (g)
------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                      /  /
------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       78.8%
------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
       IN
------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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


Footnotes

(a) Carole Salkind (the "Reporting Person") is the holder of three secured convertible notes of NCT Group, Inc. ("NCT") that are exchangeable for shares of common stock, par value $0.001 per share, of Pro Tech Communications, Inc. ("Pro Tech" or the "Issuer"). NCT holds 100% of the outstanding common stock of NCT Hearing Products, Inc. ("NCT Hearing"), which, in turn, holds 81.6% of the issued and outstanding shares of Pro Tech's common stock as of the date of this report. The descriptions below address only the elements of the notes that are pertinent to the Reporting Person's ability to acquire shares of Pro Tech common stock upon exchange of the notes.

(b) Assumes the exchange in full of a secured note of NCT in the principal amount of $2,535,468.80 (the "First Note") issued to the Reporting Person on September 28, 2001 along with accrued interest. The First Note is exchangeable for fully paid and non-assessable shares of Pro Tech common stock at an exchange price of $0.14 per share. The above calculations are based on an assumption that an exchange notice was delivered to NCT on February 27, 2002. Interest was calculated at an assumed rate of 7.0% from issuance through February 27, 2002. To date, the Reporting Person has not exchanged any of the First Note.

(c) Assumes the exchange in full of a NCT secured note in the principal amount of $2,014,269.55 (the "Second Note") issued to the Reporting Person on December 20, 2001 along with accrued interest. The Second Note matures on September 28, 2002 and bears interest at 8%. The Second Note may be exchanged for fully paid and non-assessable shares of common stock of Pro Tech at the exchange price of $0.06 per share. The above calculations are based upon an assumption that a conversion notice was delivered to NCT on February 27, 2002. Interest was calculated for the Second Note from issuance through February 27, 2002. To date, the Reporting Person has not converted or exchanged any of the Second Note.

(d) Assumes the exchange in full of a NCT secured note in the principal amount of $2,231,265.04 (the "Third Note") issued to the Reporting Person on January 11, 2002 along with accrued interest. The Third Note matures on January 11, 2003 and bears interest at 8% per annum. The Third Note may be exchanged for fully paid and non-assessable shares of common stock of Pro Tech at the exchange price of $0.06 per share. The above calculations are based upon an assumption that a conversion notice was delivered to NCT on February 27, 2002. Interest was calculated for the Third Note from issuance through February 27, 2002. To date, the Reporting Person has not converted or exchanged any of the Third Note.

(e) Assumes the exchange in full of a NCT secured note in the principal amount of $650,000.00 (the "Fourth Note") issued to the Reporting Person on January 25, 2002 along with accrued interest. The Fourth Note matures on January 25, 2003 and bears interest at 8% per annum. The Fourth Note may be exchanged for fully paid and non-assessable shares of common stock of Pro Tech at the exchange price of $0.06 per share. The above calculations are based upon an assumption that a conversion notice was delivered to NCT on February 27, 2002. Interest was calculated for the Fourth Note from issuance through February 27, 2002. To date, the Reporting Person has not converted or exchanged any of the Fourth Note.


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


(f) Assumes the exchange in full of a NCT secured note in the principal amount of $827,412.26 (the "Fifth Note") issued to the Reporting Person on February 27, 2002 along with accrued interest. The Fifth Note matures on February 27, 2003 and bears interest at 8% per annum. The Fifth Note may be exchanged for fully paid and non-assessable shares of common stock of Pro Tech at the exchange price of $0.06 per share. The above calculations are based upon an assumption that a conversion notice was delivered to NCT on February 27, 2002. No interest was calculated for the Fifth Note. To date, the Reporting Person has not converted or exchanged any of the Fifth Note.

(g) Assumes the exercise of a warrant issued to the Reporting Person on February 13, 2001. The warrant grants the Reporting Person the right to purchase $500,000 worth of either (1) the common stock, par value $0.01 per share, of NCT at $0.071 per share (after amending such warrant exercise price from $0.21 per share effective December 20, 2001) from NCT; or (2) the common stock of Pro Tech at $0.06 per share (after amending such exercise price from $0.44 per share effective December 20, 2001) from NCT (via NCT Hearing).


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


Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $0.001 per share, of the following issuer:

          Pro Tech Communications, Inc.
          4492 Okeechobee Road
          Fort Pierce, FL  34947.

          Pro Tech is a Florida corporation.

Item 2.   Identity and Background.

          (a)  Name of person filing this statement:

          The name of the person filing this report is Carole Salkind (the "Reporting Person").

          (b)  Business address:

               c/o Sills, Cummis, Radin, Tischman, Epstein & Gross One Riverfront Plaza
               Newark, New Jersey  07102.

          (c)  Present principal occupation:

          Secretary to firm partner, Clive Cummis, of the firm named in (b) above which is engaged in the private practice of law at the address set forth in (b) above. Such law firm is unaffiliated with Pro Tech and has not performed legal services for Pro Tech during the past twelve months.

          (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f)  Citizenship:

               United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

         The Reporting Person acquired (1) the notes exchangeable for Pro Tech's common stock described in footnotes (a), (b), (c), (d), (e) and (f) above in private placements under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and (2) the warrant described in


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


footnote (g) above in a private placements under Section 4(2) of the Securities Act. In each of these transactions, excluding the grant of warrants, Carole Salkind paid cash from personal funds.

Item 4.   Purpose of Transaction.

     The purpose of the transaction was for investment only with no view to acquire or otherwise exercise control of or over Pro Tech. As of the date of this Schedule 13D, the Reporting Person has made no determination to acquire additional securities of Pro Tech.

Item 5.    Interest in Securities of the Issuer.

          (a) As of the date hereof, the Reporting Person beneficially owns 123,323,354 shares of Pro Tech common stock (the "Beneficially Owned Shares") consisting of (i) secured notes of NCT whose aggregate outstanding principal amount as of the date hereof is exchangeable, currently or within 60 days of the date hereof, into 113,492,939 shares of Pro Tech common stock; (ii) secured notes of NCT whose aggregate outstanding interest accrued through the date hereof is exchangeable, currently or within 60 days of the date hereof, for an aggregate of 1,497,080 shares of Pro Tech common stock; and (iii) warrants exercisable, currently or within 60 days of the date hereof, for an aggregate of 8,333,333 shares of Pro Tech common stock. The 123,323,354 Beneficially Owned Shares constitute 78.8% of 156,523,664 beneficially outstanding shares, representing the sum of (x) 33,200,311 (the number of shares of common stock of Pro Tech issued and outstanding as of September 30, 2002, as reported by Pro Tech in its Form 10Q for the quarter ending on such date); and (y) the number of shares of Pro Tech common stock indicated above in Items 5(a)(i), 5(a)(ii) and 5(a)(iii).

          (b) The Reporting Person has sole voting and disposition power of all of such shares. See footnotes (a) through (g) above.

          (c) The Reporting Person has the right to acquire shares of Pro Tech common stock (1) by exchanging the five secured convertible notes of NCT described in footnotes (b) through (f) above and (2) upon exercise of the warrant described in footnote (g) above.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

          None.

Item 7.   Material to Be Filed as Exhibits.

          None.


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


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 27, 2002


                                /S/ Carole Salkind
                                -------------------------------------------
                                Name: Carole Salkind